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WASHINGTON, D.C.

January 6, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated December 16, 2004 announcing AGF's completion of its acquisition of AVIP; and (ii) a press release dated December 23, 2004 announcing the diversification and consolidation of AGF's and Crédit Agricole's working relationship.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji /AM

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

Paris, 16 December 2004

PRESS RELEASE

AGF has finalised the acquisition of AVIP

AGF and Dresdner Bank have concluded discussions initiated last summer and finalised an agreement on 16 December. AGF has acquired 100% of the shares of AVIP, which until now has been a subsidiary of Dresdner Bank.

AVIP is a French life insurance company working with asset management companies, private banks and independent networks. With a portfolio of more than 16,000 customers, AVIP reported premium income from life business of about €220mn in 2003. Its mathematical reserves stand at €2.2bn, nearly 35% of which is represented in unit-linked products.

This acquisition will allow AGF's Life Brokerage and Partnerships Division, which will include AVIP, to fuel its dynamic growth, which is a strategic plank of development for the Life and Financial Services division.

AVIP will be consolidated in the AGF Group's balance sheet from end-2004 and in its income statement from 1 January 2005.

AGF investor contacts:
Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:
Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

Dresdner Bank contacts:
Katerina Piro 49 69 263 81 774

Dresdner Kleinwort Wasserstein contacts:
Rowan Staines 44 20 74 75 2198

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr

CRÉDIT AGRICOLE S.A.

AGF

Paris, 23 December 2004

Press release

AGF and Crédit Agricole diversify and consolidate their working relationship

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years.

Moreover, they are seeking to broaden their relationship in the area of borrower insurance.

AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Crédit Agricole S.A.

Press Contacts
Alain Berry ☎ 33 (0)1 43 23 59 44
Sébastien Audra ☎ 33 (0)1 43 23 37 51

AGF

Investor Contacts
Jean-Michel Mangeot ☎ 33 (0)1 44 86 21 25
Vincent Foucart ☎ 33 (0)1 44 86 29 28
Patrick Lalanne ☎ 33 (0)1 44 86 37 64

Press Contacts
Bérangère Auguste-Dormeuil ☎ 33 (0)1 44 86 78 97
Agnès Miclo ☎ 33 (0)1 44 86 31 62